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------                                                                                              --------------------------------
FORM 4                                     UNITED STATES SECURITIES AND EXCHANGE COMMISSION                  OMB APPROVAL
------                                                  WASHINGTON, D.C. 20549                      --------------------------------
                                                                                                    OMB Number:           3235-0287
[ ] Check this box if no longer              STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP           Expires:       January 31, 2005
    subject to Section 16. Form 4                                                                   Estimated average burden
    or Form 5 obligations may                                                                       hours per response..........0.5
    continue. See Instruction 1(b)                                                                  --------------------------------


             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

(Print or Type Responses)
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
1. Name and Address of Reporting Person* 2. Issuer Name and Ticker or Trading Symbol         6. Relationship of Reporting
                                                                                                Person to Issuer
                                                                                                (Check all applicable)
   Milley   Alexander    M.                 ELXSI Corporation (ELXS)
--------------------------------------------------------------------------------------------
   (Last)   (First)   (Middle)           3. IRS Identifi-   4. Statement for Month/Day/Year   [X] Director  [X] 10% Owner
                                            cation Number                                     [X] Officer   [ ] Other
                                            of Reporting                                         (give title   (specify below)
                                            Person, if an                                         below)
                                            entity
                                            (voluntary)
   3600 Rio Vista Ave., Suite A                                10/11/02                          Chairman, President, CEO
---------------------------------------                     ------------------------------------------------------------------------
        (Street)                                            5. If Amendment, Date of         7. Individual or Joint/Group Filing
                                                               Original (Month/Day/Year)       (check applicable line)

                                                                                             [X] Form Filed by One Reporting Person
                                                                                             [ ] Form Filed by More than One
   Orlando,    FL       32805                                                                    Reporting Person
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   (City)   (State)     (Zip)
                                        Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1. Title     2. Trans-  2A.Deemed   3.Trans-    4. Securities Acquired (A)        5. Amount of     6. Ownership Form:  7. Nature of
   of           action     Execution  action       or Disposed of (D)                Securities       Direct (D) or       Indirect
   Security     Date       Date,if    Code         (Instr. 3,4 and 5)                Beneficially     Indirect (I)        Beneficial
   (Instr.3)               any        (Instr.8)                                      Owned Following  (Instr. 4)          Ownership
                          (Month/Day/                                                Reported                             (Instr. 4)
               (Month/     Year)                                                     Transaction(s)
               Day/Year)                                                            (Instr. 3 and 4)
                                     --------------------------------------------
                                      Code    V    Amount   (A) or (D) Price
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock,   10/11/02               P           2,000        A      $3.12         248,505(1)             I(1)       By Cadmus
$.001 par value                                                                                                        Corporation
                                                                                                                       (1)
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Common Stock,                                                                        228,200(1)             I(1)       By Azimuth
$.001 par value                                                                                                        Corporation
                                                                                                                       (1)
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Common Stock,                                                                         60,004(2)             I(2)       By The
$.001 par value                                                                                                        Alexander M.
                                                                                                                       Milley
                                                                                                                       Revocable
                                                                                                                       Trust(2)
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Common Stock,                                                                        112,347(1)             I(1)       By Eliot
$.001 par value                                                                                                        Kirkland
                                                                                                                       L.L.C.(1)
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Common Stock,                                                                        590,200(1)             I(1)       By ELX
$.001 par value                                                                                                        Limited
                                                                                                                       Partnership
                                                                                                                       (1)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see instruction 4(b)(v).

                      Potential Persons who respond to the collection of information contained
                      In this form are not required to respond unless the form displays a currently valid OMB
                      control number.                                                                                        (Over)
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FORM 4 (continued)

  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (E.G., puts, calls, warrants, options, convertible securities)

--------------------------------------------------------------------------------------
1. Title of    2. Conversion  3. Transaction  3A.Deemed   4. Transaction  5. Number of
   Derivative     or Exercise    Date            Execution   Code            Derivative
   Security       Price of       (Month/Day/     Date, if    (Instr. 8)      Securities
   (Instr. 3)     Derivative     Year)           any                         Acquired (A)
                  Security                       (Mo/Dy/Yr)                  or Disposed
                                                                             of (D)
                                                                             (Instr. 3, 4,
                                                                              and 5)
                                                             --------------------------------------
                                                             Code    V     (A)          (D)
---------------------------------------------------------------------------------------------------
Options (right    $3.61
to buy)(3)
---------------------------------------------------------------------------------------------------
Options (right    (various)
to buy)(3)
---------------------------------------------------------------------------------------------------
Series A          $6.48(4)
Warrants
(right to buy)
---------------------------------------------------------------------------------------------------
Series A          $6.48(4)
Warrants
(right to buy)
---------------------------------------------------------------------------------------------------
Series C          $9.041(4)
Warrants
(right to buy)
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
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
FORM 4 (continued)

          Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                   (E.G., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------
  6. Date            7. Title and Amount   8. Price of    9. Number of   10. Ownership     11. Nature of
     Exercisable        of Underlying         Derivative     Derivative      Form of           Indirect
     and Expiration     Securities            Security       Securities      Derivative        Beneficial
     Date               (Instr. 3 and 4)                     Beneficially    Security:         Ownership
     (Month/Day/Year)                         (Instr. 5)     Owned Follow-   Direct (D) or     (Instr. 4)
                                                             ing Reported    Indirect (I)
                                                             Transactions(s) (Instr. 4)
                                                             (Instr. 4)
 ------------------------------------------
                                Amount
  Date     Expir-               or
  Exer-    ation                Number
  cisable  Date        Title    of Shares
-----------------------------------------------------------------------------------------------------------
4/8/03    10/8/12     Common      2,500                        2,500(3)          D
                      Stock
-----------------------------------------------------------------------------------------------------------
(various) (various)   Common    215,000                      215,000(3)          D
                      Stock
-----------------------------------------------------------------------------------------------------------
9/25/89   9/30/04(4)  Common    150,500                      150,500(2)          I(2)     By The Alexander
                      Stock                                                               M. Milley Irre-
                                                                                          vocable Trust(2)
-----------------------------------------------------------------------------------------------------------
9/25/89   9/30/04(4)  Common     50,000                       50,000(1)          I(1)     By Eliot Kirkland
                      Stock                                                               L.L.C.(1)
-----------------------------------------------------------------------------------------------------------
10/30/92  1/31/05(4)  Common     68,762                       68,762(1)          I(1)     By Eliot Kirkland
                      Stock                                                               L.L.C.(1)
-----------------------------------------------------------------------------------------------------------

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Explanation of Responses: Note 1: The number of securities reported for this entity are all those held by it; however, Mr. Milley does not own 100% of this entity, and this filing shall not be construed as an admission that Mr. Milley is, for purposes of Section 16 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise, the beneficial owner of the securities held by this entity in excess of his actual proportionate interest therein. Note 2:
Mr. Milley is the settlor of The Alexander M. Milley Revocable Trust I (the
"Trust"), but is neither a trustee nor a beneficiary thereof, nor is it revocable by Mr. Milley without the consent of another person. However, Mr.
Milley may be deemed to have an "indirect pecuniary interest" in securities held by the Trust under Rule 16a-1(a)(2)(ii)(A). This filing shall not, however, be construed as an admission that Mr. Milley is, for purposes of Section 16 of the Act or otherwise, the beneficial owner of securities held by the Trust. Note 3:
Consists entirely of incentive and/or nonqualified stock options granted by ELXSI Corporation. Note 4: In September 2002, the Company agreed to extend the expiration date of these Warrants by two years from their then-prior expiration dates (9/30/02 in the case of the Series A Warrants; and 1/31/03 in the case of the Series C Warrants) in consideration of the holders' agreement to increase the exercise prices thereof to those indicated (from $5.40 in the case of the Series A Warrants; and from $7.534 in the case of the Series C Warrants).



                      /s/ ALEXANDER M. MILLEY             October 15, 2002
                      -------------------------------    ------------------
                      **Signature of Reporting Person           Date


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.